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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Great Western Land and Recreation, Inc.

(Name of Issuer)

Shares of Common Stock

(Title of Class of Securities)

39142A 10 4

(CUSIP Number)

Sara R. Ziskin, Esq.
5353 North 16th Street
Suite 320
Phoenix, Arizona 85016
(602) 252-1101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39142A 10 4

1.	Name of Reporting Person: Jay N. Torok		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,107,484

		8.	Shared Voting Power: 22,432

		9.	Sole Dispositive Power: 1,107,484

		10.	Shared Dispositive Power: 22,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,129,916

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer

This report relates to the common stock of Great Western Land and Recreation, Inc., a Nevada corporation (“GWLAR”). GWLAR is the surviving corporation of a merger between 1st Realty Investments, Inc., a Nevada corporation, and Great Western Land and Recreation, Inc., a Delaware corporation (the “Merger”). The surviving entity changed its name to Great Western Land and Recreation, Inc. immediately upon consummation of the merger.

Item 2. Identity and Background

Jay N. Torok, together with Lone Pine Industries, Inc. (an entity controlled solely by Mr. Torok and collectively referred to with Mr. Torok as the “Torok Entities”) holds 1,107,484 shares of GWLAR common stock, including 931,250 shares of GWLAR common stock issuable upon the exercise of vested stock options. In addition Mr. Torok shares voting and dispositive power over 22,432 shares GWLAR common stock owned by Western Reserve Environmental Services (“Western Reserve”), a company in which Mr. Torok has an interest, primarily in a joint trust with Anne V. Hodgkins, his wife.

This statement is being filed by Jay N. Torok with regard to 1,107,484 shares of GWLAR common stock over which Mr. Torok exercises sole voting and dispositive power and 22,432 shares of GWLAR common stock over which Mr. Torok shares voting and dispositive power.

1.	(a)	Jay N. Torok
	(b)	5115 North Scottsdale Road, Suite 101, Scottsdale Arizona 85250.
	(c)	Mr. Torok’s principal employment is service as the Chairman, President and Chief Executive Officer of Great Western Land and Recreation, Inc.
	(d)	Mr. Torok has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Mr. Torok has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Torok being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mr. Torok is a citizen of the United States.
2.	(a)	Anne V. Hodgkins
	(c)	5115 North Scottsdale Road, Suite 101, Scottsdale Arizona 85250.
	(c)	Ms. Hodgkins’ principal employment is service as a professor of mathematics at Phoenix College.
	(d)	Ms. Hodgkins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Ms. Hodgkins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Ms. Hodgkins being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Ms. Hodgkins is a citizen of the United States.

Item 3. Source and Amount of funds or Other Consideration

Of the securities reported on this Schedule, options to purchase 900,000 shares of GWLAR common stock were acquired from GWLAR as a result of the Merger. These options were granted in exchange for options owned by Mr. Torok in the non-surviving corporation in the Merger.

Item 4. Purpose of Transaction

The Torok Entities and Western Reserve hold their GWLAR common stock for investment purposes. In the future, Mr. Torok, the Torok Entities or Western Reserve may engage in, without limitation, plans or proposals for the acquisition of additional GWLAR common stock, disposition of GWLAR common stock and other actions similar to any of the foregoing.

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Item 5. Interest in Securities of the Issuer

(a)	Aggregate number of shares beneficially owned:	1,129,916

	Percentage of shares:	5.2%

(b)	Number of shares subject to sole voting power:	1,107,484

	Number of shares subject to shared voting power:	22,432

	Number of shares subject to sole dispositive power:	1,107,484

	Number of shares subject to shared dispositive power:	22,432

(c)	Mr. Torok acquired options to buy 900,000 shares of GWLAR common stock as a result of the Merger.

(d)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Torok is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any person with respect to any securities of GWLAR, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003	/s/ Jay N. Torok

Jay N. Torok

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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